September 11, 2024

Joseph Visconti
Chief Executive Officer
Twin Vee PowerCats, Co.
3101 S. U.S. Highway 1
Fort Pierce, FL 34982

       Re: Twin Vee PowerCats, Co.
           Registration Statement on Form S-4
           Filed August 27, 2024
           File No. 333-281788
Dear Joseph Visconti:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed August 27, 2024
General

1. It does not appear that Twin Vee PowerCats Co satisfies the requirements of General
       Instruction B.1.a of Form S-4 and General Instruction I.B.1 of Form S-3, which would allow you to incorporate certain required information by reference. Please advise us why
       Twin Vee PowerCats Co is eligible to incorporate by reference its financial statements or revise your filing to include the financial statements.
2. Please include the financial statements for Forza X1, Inc. We note it does not appear the financial statements have been included. We also note it does not appear that Forza XI,
       Inc. satisfies the requirements of General Instruction C.1.a of Form S-4 and General
       Instruction I.B.1 of Form S-3, which would allow you to incorporate certain required information by reference.
 September 11, 2024
Page 2
Certain U.S. Federal Income Tax Consequences of the Merger, page 61

3. We note your disclosure that the merger should constitute a reorganization within the meaning of Section 368(a) of the Code. Please file a tax opinion as
Exhibit 8.1 that
       supports this statement. If counsel will be filing a short form opinion as Exhibit 8.1, please ensure that the short-form opinion and the tax disclosure in the prospectus both clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Leslie Marlow, Esq.